Mail Stop 3720

June 22, 2006

Mr. Michael T. Moscinski
Chief Financial Officer
Integrated Alarm Services Group, Inc.
99 Pine Street, 3rd Floor
Albany, New York 12207

      Re: **Integrated Alarm Services Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 16, 2006

               Form 10-Q for Fiscal Quarter Ended March 31, 2006
               File No. 000-50343

Dear Mr. Moscinski:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis, page 17

Attrition, page 21

Wholesale Business Segment, page 21

1. We refer to the 2nd paragraph on page 21 where you disclose that your trailing annual end-user growth rates in the wholesale monitoring segment, including acquisitions were 12.3%, 31.7% and 1.2%. Given your disclosure on the top of page F-28 that all goodwill on acquisitions completed in 2004 and 2005 was recorded in the alarm monitoring retail services segment, please revise to clearly disclose why you believe it is appropriate to include acquisitions in your discussion of the wholesale business segment.

2. Further, refer to the last sentence of this paragraph and tell us and disclose whether these amounts represent all of the monitoring contracts that are owned by your retail monitoring segment. Please also disclose why you believe it is appropriate to include these amounts within the wholesale business segment discussion.

3. Please expand your disclosure to discuss the trends and conditions that caused your trailing annual end-user account growth rates in the wholesale segment, excluding acquisitions, to be (3.2%), (6.1%), and (7.4%) for 2003, 2004 and 2005. To the extent possible, discuss whether you expect these trends and conditions to continue into the future.

Liquidity and Capital Resources, page 33

4. We refer to the 4th paragraph on page 33 where you indicate that you have approximately $3,053,000 in your wholesale monitoring segment. Please tell us whether this figure includes payments received from your retail monitoring segment. If so, please revise to disclose the amount that represents inter-company recurring monthly revenue.

Consolidated Statements of Cash Flows, page F-7

5. Please explain to us what the line item Deferred customer acquisition revenue represents in the operating activities section.

2. Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

6. Please revise to discuss your revenue recognition policy for your acquired customer
    contracts. Further, tell us and clarify your disclosure to indicate whether you provide
    the monitoring services for all of the end users of these acquired customer contracts.

Notes receivable, page F-9

7. We note your disclosure on page F-9 that in most cases loans are foreclosed and
    valued at the lower of cost or fair value of the customer contracts that you take
    ownership of. We also note in the 3rd paragraph on page 6 that you generally require
    Dealers to whom you provide alarm monitoring contract financing to use your
    monitoring services for the contracts that they continue to own. Since it appears that
    you already have the right to the cash flows of the alarm monitoring contracts that
    you take ownership of, it is unclear to us how these alarm monitoring contracts have
    value to you upon determining that the loans are impaired. Please clarify for us in
    your response letter.

Deferred customer acquisition costs, net, page F-12

8. Please explain to us your basis for amortizing deferred customer acquisition costs
    over the life of the customer relationship to the extent of deferred revenue and over
    the term of the contract for costs in excess of deferred revenue. Reference all
    pertinent, authoritative US GAAP literature that supports your accounting policy.

Goodwill, page F-13

9. Please tell us how many reporting units you have identified and how you determined
    these reporting units using the guidance of SFAS 142.

10. Commitments and Contingencies, page F-26

Litigation, page F-26

10. Please expand your disclosure on page F-27 to indicate the amount of the "bonus
    buy-out" liability that you have accrued as of December 31, 2005 or tell us why you
    do not believe that disclosure is necessary. Further, if you believe there is a
    reasonable possibility that a loss exists in excess of the amount accrued, disclose the
    possible additional loss or range of possible additional losses in accordance with
    paragraph 10 of SFAS 5.

11. Acquisitions, page F-28

11. In accordance with paragraph 51b. of SFAS 141, please revise to disclose the primary reasons for each acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Provide us with this information in your response letter.

12. Tell us how you determined the acquisitions of certain assets of Alliant Protection Services, Inc. and Emergency Response Network, Inc., as disclosed on pages F-30 and F-32 respectively, were business combinations pursuant to SFAS 141. We refer you to paragraph 9 of SFAS 141 and EITF Issue No. 98-3 for guidance.

Segment and Related Information, page F-35

13. We note from your disclosure here and on page 17 that your alarm-monitoring retail services segment (retail segment) provides both 1) working capital to independent alarm-monitoring dealers and 2) customer service, billing and collection functions to your portfolio of accounts. Given the distinction between these two areas and the apparent significance of each to your overall business strategy, it is unclear to us why your chief operating decision maker (CODM) does not review the operating results and assess performance of each separately. Please clarify for us in your response letter. In addition, please identify for us your chief operating decision maker and provide us with an example of the reports that this function reviews when making decisions about resources to be allocated and when assessing performance.

14. Further, we note on page 8 that you also provide equipment sales without monitoring, commercial and residential bundled arrangements and an equipment discount program. Please tell us which segment you include these functions in and how you made this determination using the guidance of paragraph 10 of SFAS 131.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director